Exhibit 99.1

Lanvin Group Posts Revenue of €171 million in H1 2024

Global Challenges Impact First-Half Results

•	Group Revenue was €171 million for H1 2024, a 20% decrease over H1 2023

•	Group Gross profit margin remained steady, declining just 1% to 57.5%, and Lanvin, St. John and Caruso all showed marked gross profit margin improvement from better full-price sell-through and strategic inventory management

•	Global luxury market softness particularly impacted revenue in EMEA and Greater China; as did the Wholesale Channel; Lanvin brand showed strong growth in APAC, outside of Greater China, with 9% growth

•	Wolford revenue and margin was impacted by a significant shipping delay due to integration issues with a new logistics provider; and Sergio Rossi saw a planned rationalization of third-party production resulting in lower revenue

•	Strategic actions were taking in H1 2024 to ensure our brands’ long-term competitiveness globally, including the appointment of Peter Copping as Lanvin’s new Artistic Director; appointment of Regis Rimbert as Wolford’s CEO; and the optimization of production and supply chain management for Sergio Rossi

•	Adjusted EBITDA held steady, decreasing only €1 million, period-over-period due to proactive cost management initiatives

•	All brands remained committed to improving cost structure while continuing to tactically invest in marketing for upcoming campaigns

August 26, 2024 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, Sergio Rossi, St. John and Caruso in its portfolio of brands, today announced its results for the first half of 2024. Despite facing macroeconomic pressures in the global luxury market, the Group continued to drive its innovative strategies and remained focused on the long-term development of its brands.

The Group achieved revenue of €171 million, a 20% decrease period-over-period versus 2023. Nonetheless, the Group continued to demonstrate operational stability and strong cost control through proactive strategic adjustments. With effective measures to improve cost efficiency across brands, Gross profit was at €98 million, maintaining a 57.5% gross profit margin, reflecting Lanvin Group’s resilience and its potential for sustainable growth in a challenging environment.

Zhen Huang, Chairman of Lanvin Group, said: “We faced a tumultuous market in the first half of 2024. While we anticipate this will continue for the near-term, we remain committed to the long-term growth of our Group and our path to profitability.”

Eric Chan, CEO of Lanvin Group, said: “Struggles in the wholesale channel compounded the issues of a softening global luxury market, in the first half of 2024. We spent much of the first half committed to our marketing plan, but also prioritized rationalizing our cost base to fit the current market environment. Furthermore, we are committed to our product strategy and investing in product development, which is why we are excited to have the new creative leaders who have joined our family. While we will be proactive in our approach to the near-term slowdown, we remain resolute in investing in our brands to forge our path forward, and to capitalize on our momentum as the markets improve.”

Review of the First Half 2024 Results

	Revenue			Growth %		CAGR %
Lanvin Group Revenue by Brand € in Thousands, unless otherwise	2022	2023	2024	2023H1 vs	2024H1 vs	’22 H1 –
noted	H1	H1	H1	2022H1	2023H1	‘24 H1
Lanvin	63,949	57,052	48,272	-10.8%	-15.4%	-13.1%
Wolford	54,261	58,802	42,594	8.4%	-27.6%	-11.4%
St. John	41,924	46,663	39,981	11.3%	-14.3%	-2.3%
Sergio Rossi	26,969	33,019	20,404	22.4%	-38.2%	-13.0%
Caruso	14,919	19,926	19,734	33.6%	-1.0%	15.0%
Total Brand	202,022	215,462	170,985	6.7%	-20.6%	-8.0%

Eliminations	-322	-925	-9	187.3%	-99.0%	-83.3%
Total Group	201,700	214,537	170,976	6.4%	-20.3%	-7.9%

Lanvin Group Consolidated P&L € in Thousands, unless	2022		2023		2024
otherwise noted	H1%		H1%		H1%
Revenue	201,700	100.0%	214,537	100.0%	170,976	100.0%
Gross profit	112,743	55.9%	125,454	58.5%	98,378	57.5%
Contribution profit	5,933	2.9%	14,854	6.9%	-7,213	-4.2%
Adjusted EBITDA	-35,519	-17.6%	-40,916	-19.1%	-42,111	-24.6%

Selected Highlights

Continued cost efficiency initiatives effective in maintaining Gross profit margin: Gross profit margin for the Group decreased by 1% due to effective efforts to improve cost efficiencies. Better full-price sell-through, inventory management, and channel mix changes drove gross profit margin up 2% at Lanvin, up 7% at St. John, and up nearly 3% at Caruso. Despite lower revenue, Sergio Rossi maintained relatively flat gross profit margin, and Wolford’s gross profit margin was mainly impacted by delays from integration with a new logistics provider that resulted in an inability to absorb fixed production costs.

Group Adjusted EBITDA declined only 3%, period-over-period: In the face of strong topline challenges, the Group’s Adjusted EBITDA decreased from €41 million to a €42 million loss due to effective and timely cost reduction initiatives at the brand level. The Group provided resources and coordinated with brand executives in the first half to manage through the difficult market conditions.

Lanvin announces new Artistic Director: In June 2024, Lanvin announced that Peter Copping will be joining the brand in the second half of the year as the new Artistic Director. Mr. Copping brings to the brand and business a passion for and deep understanding of Lanvin’s heritage and a wealth of industry experience. He will lead the creative direction of both women’s and menswear and introduce his vision for Lanvin in 2025.

New personnel announcement: Wolford appointed Regis Rimbert as the new CEO of the brand in June 2024. Mr. Rimbert brings over 20 years of experience in the fashion industry, where he has led transformative initiatives in retail, online, and international operations.

Lanvin Lab 2.0: Lanvin successfully launched the second edition of Lanvin Lab with a collaboration with acclaimed contemporary artist, Erwin Wurm. Lanvin’s iconic Pencil Cat Bag and Cash sneaker were incorporated into a monumental sculpture currently on a five-city tour throughout Greater China.

Review of First Half 2024 Financials

Revenue

For H1 2024, the Group generated revenue of €171 million, a 20% decrease period-over-period. DTC channel revenue decreased by 14% and Wholesale revenue by 30%. Other revenue growth comprised of royalty and clearance income decreased 15% due to Lanvin’s reduction of clearance inventory. Regional revenue declined in EMEA by 27% and Greater China at 24% (Asia excluding Greater China decreased by 7%), and North America by 11%.

The main drivers of the decline in revenue were global market softness coupled with a struggling wholesale market. Additionally, Wolford had an integration issue with its new logistic provider which significantly delayed shipments, and Sergio Rossi had a strategically planned reduction in third-party production, both of which also contributed to the revenue decline.

Gross Profit

Gross profit was €98 million, representing a 58% margin versus €125 million for H1 2023 at a margin of 59%. The Group continues to focus on scale, product mix improvements and distribution management to drive the gross profit margin expansion.

Contribution Profit(1)

Contribution profit was -€7 million. While cost reduction initiatives were undertaken, the Group was committed to investing in marketing spend with the long-term brand momentum in mind, resulting in a lower contribution profit.

Adjusted EBITDA

Adjusted EBITDA for the Group declined to -€42 million versus -€41 million for H1 2023, resulting from lower revenue, but offset by a reduction of fixed general and administrative expenses, decreasing from 36% to 34% of revenue. In the first half, the Group was able to effectively implement cost reductions to mitigate the revenue impact.

Results by Segment

Lanvin: Revenue decreased from €57 million in H1 2023 to €48 million in H1 2024, mainly due to a slowdown in global luxury consumption coupled with a challenging wholesale market. Retail including boutique and outlet was down only 3%, while the overall DTC channel declined by 10%; and Wholesale by 23%.

Globally, EMEA saw the largest decrease at 21%, driven by a decrease in European wholesale receipts. North America and APAC declined by 9% with Greater China at 14%; APAC excluding Greater China generated positive 9% growth.

Gross profit decreased to €28 million from €32 million. Gross profit margin increased from 56% to 58%, due to increased full-price sell-through and strategic inventory management. Contribution profit declined from a contribution loss of €5 million in H1 2023 to a contribution loss of €9 million in H1 2024.

In June 2024, Lanvin announced the September arrival of Peter Copping as Artistic Director. The house intends to propel the brand momentum from this significant appointment in the development and marketing of Mr. Copping’s debut collection launch in 2025.

For the balance of 2024, Lanvin is aggressively executing initiatives to increase retail and digital traffic and implement operational cost efficiencies to improve DTC profitability. The brand will continue to emphasize its leather goods and accessories offer and will further build out its seasonless carryover product offer across categories.

Wolford: Revenue declined by 28% from €59 million in H1 2023 to €43 million in H1 2024. The decrease was mainly drive by integration issues with its new logistics provider that resulted in significant delays in shipments. Additionally, the challenging wholesale market in Europe also impacted revenue.

On a channel-basis, DTC decreased by 14% and Wholesale by 53%. Geographically, EMEA saw the largest decrease at 34%, North America by 10%, and APAC by 24% with Greater China seeing a 20% decline.

Gross profit margin decreased to 63% from 72% due to the logistics issues as well as a planned liquidation of excess inventory. Contribution loss was €8 million.

In the first half, Wolford made a number of personnel changes, most notably, the appointment of Regis Rimbert as CEO. Mr. Rimbert’s experience operating in luxury fashion is extensive and he will drive second half initiatives to implement a sustainable cost model by transforming supply chain and distribution, as well as focus on brand positioning and marketing, and improve the client experience.

Sergio Rossi: Revenue declined from €33 million in H1 2023 to €20 million in H1 2024, or 38%. The brand had a 49% decline in its largest market, EMEA, and 22% in APAC with Greater China decreasing by 34%. The revenue impact was due to continued softness in wholesale as well as a planned reduction of third-party production. The DTC channel was down 17% overall and e-Commerce by 2%. Wholesale, which includes third-party production, decreased by 60%.

Gross profit margin landed at 50%, relatively flat from H1 2023, due to the change in channel mix with the decline in wholesale revenue, including the reduction of third-party production. Contribution profit declined from €6 million to €1 million. The revenue impact was mitigated by cost control initiatives to maintain positive contribution profit.

For the second half of 2024, the brand will drive cost efficiencies through planned initiatives and supply chain improvements. Sergio Rossi also plans to continue to right-size its retail fleet and overhead.

The brand also plans to emphasize new marketing initiatives celebrating its heritage and renowned shoe archive with the anticipated arrival of the new Creative Director, Paul Andrew. The brand announced in July 2024, that Paul Andrew will join Sergio Rossi in the second half.

St. John: Revenue decreased from €47 million in H1 2023 to €40 million in H1 2024, a decline of 14%. The revenue impact was consistent across the distribution channels with DTC, including e-Commerce declining by 15%; and Wholesale by 13%. North America, by far its largest market, decreased by 10%, while APAC, which represents less than 10% of revenue, was down 46%, due to general market softness.

Gross profit margin was significantly higher growing from 62% to 69% due to increased full-price sell-through and better channel mix. Contribution profit margin remained steady at 12% from improved marketing efficiency mitigating the decline in revenue.

For the second half of 2024, the brand will continue to push its “basics” product lines and further refine its retail network and overhead.

Caruso: Despite a challenging global luxury and wholesale environment, Caruso maintained flat revenue with a 1% decline. Caruso’s Maisons business, its third-party production unit showed some softness, but it was offset by its propriety Caruso brand business which grew by 21% with strong sales of its ready-to-wear and made-to-measure products.

Gross profit increased from €5 million to €6 million, and gross profit margin increased from 26% to 29% from improved in-house production efficiencies and a reduction of outsourcing. Contribution profit also increased from €4 million to €5 million, and contribution profit margin increased from 22% to 24%.

For the remainder of 2024, the brand will continue to expand its B2B Maisons business with new client development programs.

2024 Full-Year Outlook

The Group expects a challenging second half of 2024, but will remain proactive in its cost-reduction and operating efficiency efforts. Lanvin and Sergio Rossi plan to further emphasize marketing initiatives to forge their creative paths for 2025 with the additions of Peter Copping and Paul Andrew, respectively.

Lanvin Group will continue to focus on revenue expansion opportunities through marketing campaigns to maintain brand momentum and with a tactical approach to expand its store network.

Note: All % changes are calculated on an actual currency exchange rate basis.

Note: This communication includes certain non-IFRS financial measures such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Please see Use of Non-IFRS Financial Metrics and Non-IFRS Financial Measures and Definition.

(1)	Contribution Profit defined as Gross Profit less Selling and Marketing Expenses

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Semi-Annual Report

Our semi-annual report, including the interim condensed consolidated financial statements as of and for the six months ended June 30, 2024, can be downloaded from the Company’s investor relations website (ir.lanvin-group.com) under the section Financials / SEC Filings, or from the SEC’s website (www.sec.gov).

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Conference Call

As previously announced, today at 8:00AM EST/8:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its results for the first half of 2024 and provide an outlook for the remainder of the year. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the "Events" tab of the Group's investor relations website at https://ir.lanvin-group.com.

All participants who would like to join the conference call must pre-register using the link provided below. Once the registration is complete, participants will receive dial-in numbers, a passcode, and a registrant ID which can be used to join the conference call. Participants may register at any time, including up to and after the call starts.

Registration Link:

https://dpregister.com/sreg/10191932/fd4d899a20

A replay of the conference call will be accessible approximately one hour after the live call until September 2, 2024, by dialing the following numbers:

US Toll Free: 1-877-344-7529

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 9453870

A recorded webcast of the conference call and a slide presentation will also be available on the Group's investor relations website at https://ir.lanvin-group.com.

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol 'LANV'. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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Forward-Looking Statements

This communication, including the section “2024 Full-Year Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of COVID-19 or similar public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

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Use of Non-IFRS Financial Metrics

This communication includes certain non-IFRS financial measures such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this communication. Lanvin Group believes that these non-IFRS measures of financial results provide useful supplemental information to investors about Lanvin Group. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

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Enquiries:

Media

Lanvin Group

Kimberly Zhang

kimberly.zhang@lanvin-group.com

Investors

Lanvin Group

James Kim

james.kim@lanvin-group.com

Appendix

Lanvin Group Consolidated Income Statement

(€ in Thousands, unless otherwise noted)

	2022		2023		2024
Lanvin Group Consolidated P&L	H1%		H1%		H1%
Revenue	201,700	100.0%	214,537	100.0%	170,976	100.0%
Cost of sales	-88,957	-44.1%	-89,083	-41.5%	-72,598	-42.5%

Gross Profit	112,743	55.9%	125,454	58.5%	98,378	57.5%
Marketing and selling expenses	-106,810	-53.0%	-110,600	-51.6%	-105,591	-61.8%
General and administrative expenses	-75,771	-37.6%	-76,544	-35.7%	-58,065	-34.0%
Other operating income and expenses	8,378	4.2%	-7,960	-3.7%	5,457	3.2%

Loss from operations before non-underlying items	-61,460	-30.5%	-69,650	-32.5%	-59,821	-35.0%
Non-underlying items	570	0.3%	9,666	4.5%	3,143	1.8%

Loss from operations	-60,890	-30.2%	-59,984	-28.0%	-56,678	-33.1%
Finance cost – net	-8,080	-4.0%	-11,970	-5.6%	-13,187	-7.7%

Loss before income tax	-68,970	-34.2%	-71,954	-33.5%	-69,865	-40.9%
Income tax benefits / (expenses)	256	0.1%	-271	-0.1%	489	0.3%

Loss for the period	-68,714	-34.1%	-72,225	-33.7%	-69,376	-40.6%

Contribution Profit (1)	5,933	2.9%	14,854	6.9%	-7,213	-4.2%
Adjusted Operating Profit (1)	-69,838	-34.6%	-61,690	-28.8%	-65,278	-38.2%
Adjusted EBIT (1)	-57,163	-28.3%	-67,679	-31.5%	-58,994	-34.5%
Adjusted EBITDA (1)	-35,519	-17.6%	-40,916	-19.1%	-42,111	-24.6%

Lanvin Group Consolidated Balance Sheet

(€ in Thousands, unless otherwise noted)

	2023	2024
Lanvin Group Consolidated Balance Sheet	FY	H1
Assets
Non-current assets
Intangible assets	210,439	211,818
Goodwill	69,323	69,323
Property, plant and equipment	43,731	42,972
Right-of-use assets	128,853	139,126
Deferred income tax assets	13,427	12,905
Other non-current assets	15,540	15,383
	481,313	491,527
Current assets
Inventories	107,184	106,809
Trade receivables	45,657	35,436
Other current assets	25,650	25,487
Cash and bank balances	28,130	18,308
	206,621	186,040
Total Assets	687,934	677,567
Liabilities
Non-current liabilities
Non-current borrowings	32,381	28,070
Non-current lease liabilities	112,898	120,250
Non-current provisions	3,174	3,932
Employee benefits	17,972	17,320
Deferred income tax liabilities	52,804	51,623
Other non-current liabilities	14,733	15,021
	233,962	236,216
Current liabilities
Trade payables	78,576	81,052
Bank overdrafts	280	429
Current borrowings	35,720	98,219
Current lease liabilities	32,871	35,649
Current provisions	6,270	5,273
Other current liabilities	134,627	128,005
	288,344	348,627
Total Liabilities	522,306	584,843
Net assets	165,628	92,724
Equity
Equity attributable to owners of the Company
Share capital	*(2)	*(2)
Treasury shares	-65,405	-55,991
Other reserves	806,677	793,990
Accumulated losses	-571,931	-629,248
	169,341	108,751
Non- controlling interests	-3,713	-16,027
Total Equity	165,628	92,724

Lanvin Group Consolidated Cash Flow

(€ in Thousands, unless otherwise noted)

	2022	2023	2024
Lanvin Group Consolidated Cash Flow	H1	H1	H1
Net cash used in operating activities	-51,825	-58,118	-33,483
Net cash used in investing activities	-5,556	-28,531	-3,780
Net cash flows generated from financing activities	17,465	26,396	26,646
Net change in cash and cash equivalents	-39,916	-60,253	-10,617

Cash and cash equivalents less bank overdrafts at the beginning of the period	88,658	91,749	27,850
Effect of foreign exchange differences on cash and cash equivalents	2,185	-649	646
Cash and cash equivalents less bank overdrafts at end of the period	50,927	30,847	17,879

Lanvin Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Lanvin Brand	2022		2023		2024		23 H1 v	24 H1 v	22 H1– 24 H1
Key Financials	H1%		H1%		H1%		22 H1	23 H1	CAGR
Key Financials on P&L
Revenues	63,949	100.0%	57,052	100.0%	48,272	100.0%	-10.8%	-15.4%	-13.1%
Gross Profit	30,048	47.0%	31,959	56.0%	28,004	58.0%
Selling and distribution expenses	-34,360	-53.7%	-36,793	-64.5%	-37,389	-77.5%
Contribution Profit (1)	-4,312	-6.7%	-4,834	-8.5%	-9,385	-19.4%

Revenues by Geography
EMEA	34,779	54.4%	29,443	51.6%	23,154	48.0%	-15.3%	-21.4%	-18.4%
North America	15,255	23.9%	13,195	23.1%	11,981	24.8%	-13.5%	-9.2%	-11.4%
Greater China	12,362	19.3%	11,092	19.4%	9,527	19.7%	-10.3%	-14.1%	-12.2%
Other	1,553	2.4%	3,322	5.8%	3,610	7.5%	113.9%	8.7%	52.5%

Revenues by Channel
DTC	30,879	48.3%	26,780	46.9%	24,072	49.9%	-13.3%	-10.1%	-11.7%
Wholesale	30,799	48.2%	23,022	40.4%	17,639	36.5%	-25.2%	-23.4%	-24.3%
Other	2,271	3.6%	7,250	12.7%	6,561	13.6%	219.3%	-9.5%	70.0%

Wolford Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Wolford Brand	2022		2023		2024		23 H1 v	24 H1 v	22 H1 – 24 H1
Key Financials	H1%		H1%		H1%		22 H1	23 H1	CAGR
Key Financials on P&L
Revenues	54,261	100.0%	58,802	100.0%	42,594	100.0%	8.4%	-27.6%	-11.4%
Gross Profit	38,383	70.7%	42,062	71.5%	26,795	62.9%
Selling and distribution expenses	-40,337	-74.3%	-38,128	-64.8%	-34,916	-82.0%
Contribution Profit (1)	-1,954	-3.6%	3,934	6.7%	-8,121	-19.1%

Revenues by Geography
EMEA	38,202	70.4%	40,083	68.2%	26,453	62.1%	4.9%	-34.0%	-16.8%
North America	12,891	23.8%	14,224	24.2%	12,747	29.9%	10.3%	-10.4%	-0.6%
Greater China	2,799	5.2%	4,107	7.0%	3,274	7.7%	46.7%	-20.3%	8.2%
Other	370	0.7%	388	0.7%	120	0.3%	4.9%	-69.1%	-43.0%

Revenues by Channel
DTC	39,102	72.1%	39,453	67.1%	33,812	79.4%	0.9%	-14.3%	-7.0%
Wholesale	14,557	26.8%	18,665	31.7%	8,715	20.5%	28.2%	-53.3%	-22.6%
Other	602	1.1%	684	1.2%	67	0.2%	13.6%	-90.2%	-66.6%

Sergio Rossi Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Sergio Rossi							23 H1	24 H1	22 H1 –
Brand Key	2022		2023		2024		v	v	24 H1
Financials	H1%		H1%		H1%		22 H1	23 H1	CAGR
Key Financials on P&L
Revenues	26,969	100.0%	33,019	100.0%	20,404	100.0%	22.4%	-38.2%	-13.0%
Gross Profit	14,798	54.9%	17,135	51.9%	10,218	50.1%
Selling and distribution expenses	-11,180	-41.5%	-11,355	-34.4%	-9,490	-46.5%
Contribution Profit (1)	3,618	13.4%	5,780	17.5%	728	3.6%

Revenues by Geography
EMEA	14,267	52.9%	18,509	56.0%	9,528	46.7%	29.7%	-48.5%	-18.3%
North America	643	2.4%	846	2.6%	281	1.4%	31.5%	-66.8%	-33.9%
Greater China	5,252	19.5%	6,350	19.2%	4,174	20.5%	20.9%	-34.3%	-10.8%
Other	6,808	25.2%	7,315	22.2%	6,420	31.5%	7.5%	-12.2%	-2.9%

Revenues by Channel
DTC	14,650	54.3%	16,847	51.0%	13,976	68.5%	15.0%	-17.0%	-2.3%
Wholesale	12,319	45.7%	16,172	49.0%	6,428	31.5%	31.3%	-60.3%	-27.8%
Other	0	0.0%	0	0.0%	0	0.0%	NM	NM	NM

St. John Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

St. John Brand	2022		2023		2024		23 H1 v	24 H1 v	22 H1 – 24 H1
Key Financials	%	H1%		%	H1%		22 H1	23 H1	CAGR
Key Financials on P&L
Revenues	41,924	100.0%	46,663	100.0%	39,981	100.0%	11.3%	-14.3%	-2.3%
Gross Profit	25,754	61.4%	29,024	62.2%	27,696	69.3%
Selling and distribution expenses	-21,167	-50.5%	-23,719	-50.8%	-23,036	-57.6%
Contribution Profit (1)	4,587	10.9%	5,305	11.4%	4,660	11.7%

Revenues by Geography
EMEA	343	0.8%	731	1.6%	299	0.7%	113.2%	-59.1%	-6.6%
North America	39,130	93.3%	41,585	89.1%	37,316	93.3%	6.3%	-10.3%	-2.3%
Greater China	2,283	5.4%	4,251	9.1%	2,247	5.6%	86.2%	-47.1%	-0.8%
Other	168	0.4%	96	0.2%	119	0.3%	-42.8%	24.8%	-15.8%

Revenues by Channel
DTC	30,493	72.7%	37,760	80.9%	32,161	80.4%	23.8%	-14.8%	2.7%
Wholesale	11,431	27.3%	8,828	18.9%	7,704	19.3%	-22.8%	-12.7%	-17.9%
Other	0	0.0%	75	0.2%	116	0.3%	NM	55.3%	NM

Caruso Brand Key Financials(3)

(€ in thousands, unless otherwise noted)

Caruso Brand Key	2022		2023		2024		23 H1 v	24 H1 v	22 H1 – 24 H1
Financials	H1%		H1%		H1%		22 H1	23 H1	CAGR
Key Financials on P&L
Revenues	14,919	100.0%	19,926	100.0%	19,734	100.0%	33.6%	-1.0%	15.0%
Gross Profit	3,731	25.0%	5,233	26.3%	5,723	29.0%
Selling and distribution expenses	-668	-4.5%	-842	-4.2%	-936	-4.7%
Contribution Profit (1)	3,063	20.5%	4,391	22.0%	4,787	24.3%

Revenues by Geography
EMEA	11,380	76.2%	16,260	81.6%	16,795	85.1%	42.9%	3.3%	21.5%
North America	2,710	18.2%	2,674	13.4%	2,003	10.1%	-1.3%	-25.1%	-14.0%
Greater China	219	1.5%	32	0.2%	18	0.1%	-85.5%	-43.4%	-71.3%
Other	610	4.1%	960	4.8%	918	4.7%	57.3%	-4.4%	22.7%

Revenues by Channel
DTC	0	0.0%	0	0.0%	31	0.2%	NM	NM	NM
Wholesale	14,919	100.0%	19,926	100.0%	19,703	99.8%	33.6%	-1.1%	14.9%
Other	0	0.0%	0	0.0%	0	0.0%	NM	NM	NM

Lanvin Group Brand Footprint

	Jun 2023	Dec 2023	Jun 2024
DOS by Brand	DOS (4)	DOS (4)	DOS (4)
Lanvin	32	36	37
Wolford	156	150	140
St. John	44	45	42
Sergio Rossi	50	48	47
Caruso	0	0	0
Total	282	279	266

Non-IFRS Financial Measures Reconciliation

(€ in Thousands, unless otherwise noted)

	2022	2023	2024
Reconciliation of Contribution Profit	H1	H1	H1
Revenue	201,700	214,537	170,976
Cost of sales	-88,957	-89,083	-72,598
Gross Profit	112,743	125,454	98,378
Marketing and selling expenses	-106,810	-110,600	-105,591
Contribution Profit (1)	5,933	14,854	-7,213
General and administrative expenses	-75,771	-76,544	-58,065
Adjusted Operating Profit (1)	-69,838	-61,690	-65,278

	2022	2023	2024
Reconciliation of Adjusted EBIT	H1	H1	H1
Loss for the period	-68,714	-72,225	-69,376
Add / (Deduct) the impact of:
Income tax expenses	-256	271	-489
Finance cost—net	8,080	11,970	13,187
Non-underlying items	-570	-9,666	-3,143
Loss from operations before non-underlying items	-61,460	-69,650	-59,821
Add / (Deduct) the impact of:
Share based compensation	4,297	1,971	827
Adjusted EBIT (1)	-57,163	-67,679	-58,994

	2022	2023	2024
Reconciliation of Adjusted EBITDA	H1	H1	H1
Loss from operations before non-underlying items	-61,460	-69,650	-59,821
D&A post IFRS16	23,094	21,518	22,456
Provision and impairment losses	6,500	-3,241	-2,220
FX (gains)/losses	-7,950	8,486	-3,353
ESOP	4,297	1,971	827
Adjusted EBITDA (1)	-35,519	-40,916	-42,111

Note:

(1)	These are Non-IFRS Financial Measures and will be mentioned throughout this communication. Please see Non-IFRS Financial Measures and Definition.
(2)	The amount less than Euro 1,000 is indicated with "*”.
(3)	Brand-level results are presented exclusive of eliminations.
(4)	DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores.

Non-IFRS Financial Measures and Definitions

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution Profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution Profit subtracts the main variable expenses of selling and marketing expenses from Gross Profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use Contribution Profit Margin as a key indicator of profitability at the group level as well as the portfolio brand level.

Contribution Profit Margin is defined as Contribution Profit divided by revenue.

Adjusted Operating Profit is defined as Contribution Profit margin less General and administrative expenses

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.